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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Initial Filing*

                           First Financial Corporation
                                (Name of Issuer)

                     Common Stock, $2.50 par value per share
                         (Title of Class of Securities)

                                     <None>
                                 (CUSIP Number)

                                 Daniel W. Small
                                 Attorney at Law
                           Suite 300, 323 Union Street
                         Nashville, Tennessee 37219-0608
                                 (615) 252-6000
                 (Name, Address, and Telephone Number of Person
                          Authorized to Receive Notices
                               and Communications)

                                  May 29, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Cover page continued on next page)

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CUSIP No. NONE                         13D      Page          of         Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

                    M. DALE MCCULLOCH
                    Social Security No.: ###-##-####

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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*

                    PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization

                                UNITED STATES OF AMERICA
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                       (7)     Sole Voting Power                        25,449
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power                      26,742*
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power                   25,449
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power                 26,742*

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person  52,191*

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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)    5.5%

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 (14)     Type of Reporting Person*

          IN

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.    Security and Issuer.

         This Statement relates to the $2.50 par value common stock of First Financial Corporation, 1691 North Mt. Juliet Road, Mt. Juliet, Tennessee 37122.

         Item 2. Identity and Background.

         (a) The person filing this Statement is M. Dale McCulloch, a natural person;

         (b) Mr. McCulloch's business address is 5760 Old Lebanon Dirt Road, Mt. Juliet, Tennessee 37122.

         (c) Mr. McCulloch's present principal occupation or employment is Jones Brothers, Inc., which company is principally engaged in the construction business and which is unrelated to the business of First Financial Corporation. Said company has its principal business address at 5760 Old Lebanon Dirt Road, Mt. Juliet, Tennessee 37122;

         (d) Mr. McCulloch has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) Mr. McCulloch has not been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

         (f) Mr. McCulloch is a citizen of the United States of America.

         Item 3. Source and Amount of Funds or Other Consideration.

         Mr. McCulloch was a founder and organizer of First Bank & Trust (the "Bank"), the principal subsidiary of First Financial Corporation. (First Financial Corporation is sometimes referred to herein as the "Issuer.") Mr. McCulloch serves on the Issuer's Board of Directors, the Board of Directors of the Bank, and various committees of the Boards of each of them from time to time. Mr. McCulloch has acquired certain of the subject securities over many years, principally for cash. Mr. McCulloch also holds options to acquire Shares of First Financial Corporation.

         Mr. McCulloch's most recent acquisition of Shares of First Financial Corporation was on or about May 29, 1998, when he acquired 8,050 Shares of the Issuer for a cash purchase price of $21.00 per share. No portion of the purchase price was borrowed.

         Item 4. Purpose of Transaction.

         Mr. McCulloch acquired 8,050 Shares of the Issuer on May 29, 1998, which is the transaction that triggered this filing. Mr. McCulloch holds the Shares for investment.



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         Mr. McCulloch reviews from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. McCulloch may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions or otherwise. Mr. McCulloch may also, consistent with the requirements of Regulation 14A, communicate with other Issuer shareholders regarding the Issuer's performance generally.

         Except as set forth above, Mr. McCulloch has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         Item 5. Interest in Securities of the Issuer.

         (a) Mr. McCulloch owns directly, with sole voting and dispositive authority, 24,393 Shares of the Issuer and an additional 1,056 Shares are held in one or more retirement accounts. Consequently, based on this report, it is estimated that Mr. McCulloch owns approximately 2.7% of the subject securities. However, Mr. McCulloch's spouse owns directly and indirectly, and through a custodial relationship with the parties' children, 26,742 Shares of the Issuer (2.8%). Mr. McCulloch disclaims beneficial ownership of the securities owned or controlled by his spouse but reports them here out of an abundance of caution.

         The aggregate number of the securities as to which Mr. McCulloch disclaims beneficial ownership is 26,742 (2.8% of the class).

         (b) Please refer to the Response to Item 5(a) above for each person named in response to paragraph (a), as to the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         Mr. McCulloch has had no transactions in the subject class of securities in the past sixty days other than the transaction(s) covered by this filing.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item.

         (e) Mr. McCulloch has not ceased to be the beneficial owner of more than five percent of the class of securities.

(*The asterisk indicated above is intended to refer the reader to the disclaimer of beneficial ownership set forth in this Item 5.)

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, exclusive of standard default and similar provisions contained in loan agreements and related documentation as to any pledged securities.



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         Item 7. Material to be Filed as Exhibits.

         The following Exhibits are filed herewith and incorporated herein by reference:

                                     <None>

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 29, 1998

                                           Signature




                                           /s/ M. Dale McCulloch
                                           -------------------------------------
                                           M. Dale McCulloch
                                           (Name/Title)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.